                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              -----------------

                                  FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

For the Fiscal Year Ended December 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______________ to _________________


COMMISSION FILE NUMBER 1-3187


A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                      CENTERPOINT ENERGY, INC. SAVINGS PLAN

              (FORMERLY RELIANT ENERGY, INCORPORATED SAVINGS PLAN)


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                            CENTERPOINT ENERGY, INC.

                              1111 LOUISIANA STREET
                              HOUSTON, TEXAS 77002

                                TABLE OF CONTENTS


Independent Auditors' Report                                                                            Page  1

Financial Statements:

         Statements of Net Assets Available for Plan Benefits, December 31, 2002
         and 2001                                                                                       Page  2

         Statement of Changes in Net Assets Available for Plan Benefits for the
         Year Ended December 31, 2002                                                                   Page  3

         Notes to Financial Statements for the Year Ended December 31, 2002                             Page  4

Supplemental Schedules:

         Schedule H, line 4i-Schedule of Assets (Held at End of Year),
         December 31, 2002                                                                              Page 12

         Schedule H, line 4j-Schedule of Reportable Transactions for the Year
         Ended December 31, 2002                                                                        Page 13

The following schedules required by the Department of Labor's regulations are omitted due to the absence of conditions under which they are required:

         Schedule of Nonexempt Transactions

         Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible

         Schedule of Leases in Default or Classified as Uncollectible

         Schedule of Assets Acquired and Disposed of Within the Plan Year

Pursuant to Item 4 of Form 11-K, the financial statements and schedules referred to above have been prepared in accordance with regulations of the Employee
Retirement Income Security Act of 1974.

                          INDEPENDENT AUDITORS' REPORT


CenterPoint Energy, Inc. Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the CenterPoint Energy, Inc. Savings Plan (formerly Reliant Energy, Incorporated Savings Plan)(the Plan) as of December 31, 2002 and 2001 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules, listed in the Table of Contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP


Houston, Texas
June 27, 2003

                      CENTERPOINT ENERGY, INC. SAVINGS PLAN
              (FORMERLY RELIANT ENERGY, INCORPORATED SAVINGS PLAN)

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                 DECEMBER 31,
                                      -----------------------------------
                                            2002              2001
                                      ----------------  -----------------
ASSETS
  Investments                         $    870,558,504  $   1,582,606,832

  Participant loans                         42,834,395         49,579,755

  Receivables:
    Dividends and interest                     565,842            571,835
    Pending investment transactions          1,738,480                 --
    Discretionary contributions                     --          4,514,141
    Employer contributions                     101,936            388,122
    Participant contributions                  938,283          1,772,959
                                      ----------------  -----------------
      Total receivables                      3,344,541          7,247,057
                                      ----------------  -----------------

        Total Assets                       916,737,440      1,639,433,644
                                      ----------------  -----------------
LIABILITIES
    Interest on ESOP loans from
    Company                                    196,047            421,169

    ESOP loans from Company                 60,953,717        130,947,291

    Other                                      164,762             75,383
                                      ----------------  -----------------
        Total Liabilities                   61,314,526        131,443,843
                                      ----------------  -----------------
NET ASSETS AVAILABLE FOR PLAN
    BENEFITS                          $    855,422,914  $   1,507,989,801
                                      ================  =================


                    See Notes to Plan's Financial Statements.

                      CENTERPOINT ENERGY, INC. SAVINGS PLAN
              (FORMERLY RELIANT ENERGY, INCORPORATED SAVINGS PLAN)

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2002



INVESTMENT LOSS:
  Dividends                                          $      43,071,969
  Interest                                                   3,013,051
  Net depreciation of investments                         (619,670,575)
                                                     -----------------
    Total investment loss                                 (573,585,555)
                                                     -----------------
CONTRIBUTIONS:
  Participant contributions                                 55,821,025
  Employer contributions                                    66,812,864
                                                     -----------------
    Total contributions                                    122,633,889
                                                     -----------------
Administrative expenses                                     (1,499,370)

Benefit payments                                           (80,388,293)

Interest on ESOP loans from Company                         (8,977,070)

Transfer of Plan assets (Note 8)                          (110,750,488)
                                                     -----------------
CHANGE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS          (652,566,887)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

    BEGINNING OF PERIOD                                  1,507,989,801
                                                     -----------------
    END OF PERIOD                                    $     855,422,914
                                                     =================


                    See Notes to Plan's Financial Statements.

                      CENTERPOINT ENERGY, INC. SAVINGS PLAN
              (FORMERLY RELIANT ENERGY, INCORPORATED SAVINGS PLAN)

                          NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2002

1.       BACKGROUND

         CenterPoint Energy, Inc. (CenterPoint Energy or the Company) is a public utility holding company, created on August 31, 2002 as part of a corporate restructuring of Reliant Energy, Incorporated (Reliant Energy) that implemented certain requirements of the Texas electric restructuring law. In December 2000, Reliant Energy transferred a significant portion of its unregulated businesses to Reliant Resources, Inc. (Reliant Resources), which, at the time, was a wholly owned subsidiary of Reliant Energy. Reliant Resources conducted an initial public offering of approximately 20% of its common stock in May 2001. In December 2001, Reliant Energy's shareholders approved an agreement and plan of merger pursuant to which the following steps occurred on August 31, 2002 (the Restructuring):

         o CenterPoint Energy became the holding company for the Reliant Energy group of companies;
         o Reliant Energy and its subsidiaries became subsidiaries of CenterPoint Energy; and
         o Each share of Reliant Energy common stock was converted into one share of CenterPoint Energy common stock.

         On September 5, 2002, CenterPoint Energy announced that its board of directors had declared a distribution of all of the shares of Reliant Resources common stock owned by CenterPoint Energy to its common shareholders on a pro rata basis (the Reliant Resources Distribution). The Reliant Resources Distribution was made on September 30, 2002.

         As a result of the restructuring described above, CenterPoint Energy became the successor as plan sponsor for the Reliant Energy, Incorporated Savings Plan and has subsequently changed the plan's name to the CenterPoint Energy, Inc. Savings Plan (the Plan). In addition, the restructuring initiated a plan-to-plan asset transfer of balances related to Reliant Resources participants to the Reliant Resources, Inc. Savings Plan and the Reliant Resources, Inc. Union Savings Plan (see Note 8).

2.       ACCOUNTING POLICIES

         Financial records of the Plan are kept and the valuations of participating employees' (Participants) accounts are determined on the accrual basis.

         The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. The fair value for securities are based on quoted market prices in an active market. Fair value for mutual and institutional funds are determined using net asset value of the each fund as of the financial statement dates. Security transactions are recorded as of the trade date. Participant loans are valued at cost which approximates fair value.

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts as well as certain disclosures. Actual results could differ from those estimates.

         Certain amounts from the prior year have been reclassified to conform to the 2002 presentation of the financial statements.

         The Plan provides for investments in Company common stock, various mutual funds and other investments. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and Participant account balances. Rates of return will vary, and returns will depend on the market value of the Plan's investments.

3.       SUMMARY OF THE PLAN

         Description of the Plan

         The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. In the case of any discrepancy between this summary and the Plan document, the Plan's provisions will control.

         General

         The Plan is a defined contribution plan covering all employees of the Company and those subsidiaries and affiliates of the Company that have adopted the Plan except (a) building trades workers under a construction industry collective bargaining agreement, (b) leased employees, (c) independent contractors or (d) non-resident aliens who receive no U.S. sourced income. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Contributions

         Participants may contribute up to 16% of eligible compensation, as defined in the Plan. Participants may also contribute amounts representing rollover eligible distributions from other defined benefit or defined contribution plans. Participants direct their contributions into the various investment options offered by the Plan.

         In general, the employer matching contribution is 75% on the first 6% of eligible compensation that the Participant contributes into the Plan. Additional discretionary matching contributions may be made of up to 50% on the first 6% of eligible compensation that the Participant contributes to the Plan. Substantially all employer matching contributions are initially made in the employer stock ownership component of the Plan (ESOP) and are fully vested at all times.

         Participants may elect to invest all or a portion of their contributions to the Plan in Company common stock fund. Effective May 6, 2002, Participants may elect to have dividends paid on their investment in Company common stock either reinvested in the Company stock fund or paid to them in cash, and they can transfer all or part of their investment in Company common stock fund to the other investment options offered by the Plan with the exception of the Reliant Resources common stock fund.

         During April 2003, discretionary contributions of approximately $16 million were made to Participant accounts for plan year 2002. Discretionary contributions satisfied through the ESOP are accrued in the financial statements for the year ended December 31, 2001 but are treated as a reclassification between the Unallocated and Allocated ESOP (as defined below).

         Contributions are subject to certain limitations.

         Contribution Provisions Applicable Only for Reliant Resources, Inc. Participants

         Effective March 1, 2001, the employer matching contribution provisions were amended for certain Participants of Reliant Resources, Inc. (Resources Participants). As a result, Resources Participants received employer contributions of 100% on the first 6% of eligible compensation that the Participant contributes into the Plan.

         Further, such contributions were made in cash to be invested at the Participant's discretion into the various investment options offered by the Plan.

         In addition, discretionary profit sharing features were added for Resources Participants. Beginning March 1, 2001, the Company elected to make employer contributions of 2% each pay period in cash on the first $85,000 of annual eligible compensation and to provide discretionary annual payments up to 3% of annual compensation.

         For the period January through March 2002, the Plan received contributions for Resources Participants in accordance with these provisions. Effective April 2002, such contributions were made to the newly established Reliant Resources, Inc. Savings Plan and the Reliant Resources Inc. Union Savings Plan.

         Investment Options

         The Plan offered the following investment funds (Funds):

         o   Company Common Stock Fund
         o   Large Company Growth Fund
         o   Large Company Value Fund
         o   International Equity Fund
         o   Balanced Fund
         o   Fixed Income Fund
         o   Money Market Fund
         o   S&P 500 Index Fund
         o   Mid-Sized and Small Company Fund
         o Reliant Resources Common Stock Fund (created by the Reliant Resources Distribution see Note 1)

         Upon enrollment in the Plan, Participants may direct contributions (as permitted), in 1% increments, in any of the investment options, except for the Reliant Resources Common Stock Fund which is closed to new contributions). Participants should refer to the Plan prospectus for a detailed description of each investment fund.

         Employee Stock Ownership Plan

         The Plan includes an ESOP, which contains Company stock, a portion of which is encumbered by a loan. Except for Resources Participants who receive their employer contributions in cash or in the form of Reliant Resources, Inc. common stock, the ESOP is the primary funding mechanism for the employer contributions to the Plan. In connection with the ESOP, the Company was a party to an ESOP Trust Agreement between the Company and State Street Bank (Prior ESOP Trustee). The Prior ESOP Trustee purchased shares of the Company's common stock in open market transactions with funds provided by loans (Loans) from the Company. The Prior ESOP Trustee completed the purchases of shares of the Company's common stock in December 1991 after purchasing 18,762,184 shares at a cost of $350 million. At December 31, 2002 and 2001, the total balance of the Loans was $61 million and $131 million, respectively. The Loans bear interest at a fixed rate of 9.783% and must be repaid in full by January 2, 2011. Accrued interest on the Loans was less than $1 million at December 31, 2002 and 2001. At December 31, 2002 and 2001, the fair value of the ESOP Loans including accrued interest was $44 million and $145 million, respectively. Fair value is estimated based on the present value of required principal and interest payments revalued at current interest rates using the formula specified in the Loans agreement to establish the fixed rate. For the purposes of estimating the ESOP Loans fair value, the principal and interest payments are reflected during 2011 in accordance with the ESOP Loans repayment schedule.

         The Company makes periodic cash contributions (ESOP Contributions) to the portion of the ESOP trust that has not been allocated to Participants (Unallocated ESOP). The ESOP Contributions and the dividend income from the Unallocated ESOP may be used to pay principal and interest on the Loans. Principal and interest on the

         Loans may also be paid from dividend income on the portion of the ESOP trust that has been allocated to Participants (Allocated ESOP) and is subject to dividend reinvestment.

         As debt service payments on the Loans are made, the Company releases shares of common stock from the pledge securing the Loans and such shares are available for allocation to Participants' accounts in satisfaction of employer contributions and dividend income attributable to shares in the Allocated ESOP. Unallocated ESOP stock serves as collateral for the Loans. All released shares must be allocated to Participants' accounts by year-end. No allocated shares serve as collateral for the Loans.

         In addition to the ESOP Contributions, the Company may elect to make employer contributions to the Allocated ESOP in the form of cash, which may be used to purchase shares of the Company's common stock in the open market. Dividend income received on shares of the Allocated ESOP purchased in the open market are not available for debt service payments.

         Participant Accounts

         Each Participant's account is credited with the Participant's contributions and with allocations of the Company contributions and Plan earnings. Each Participant's account is also charged with an allocation of administrative expenses. Allocations are based on Participant account balances. A Participant is entitled to their vested account balance.

         Vesting

         Prior to May 6, 2002, Participants are vested immediately in their contributions plus actual earnings thereon. In general, vesting in the employer contribution is based on years of continuous service. A Participant is 100% vested after five years of credited service. Participants also become 100% vested upon death, disability or the attainment of age 65.

         Effective May 6, 2002, the Plan was amended to allow immediate vesting of all Participant and employer contributions.

         Participant Loans

         A Participant may borrow against their vested account balances. The maximum amount that a Participant may borrow from their vested account is the lesser of (a) $50,000, reduced by the excess, if any, of the highest outstanding balance of loans to the Participant from all plans maintained by the Company or an affiliated entity during the one-year period ending on the day before the date on which such loan is made over the outstanding balance of loans from the Plan on the date on which such loan is made or (b) 50% of the value of the Participant's vested account balance under the Plan.

         The loans are to be secured by the pledge of a portion of the Participant's right, title and value of the Participant's vested account balance under the Plan as determined immediately after the loans are made. Loans may be repaid over a period of up to five years and are subject to a $25 origination fee. The minimum loan amount is $500. Interest rates are fixed at the prime rate listed in The Wall Street Journal for the first of each month in which the loan is requested plus one percent. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant loans fund.

         Payment of Benefits

         On termination of service due to death, disability or retirement, a Participant whose account exceeds $5,000 may elect upon written request at any time to receive distribution of their Plan account in a single lump sum payment or fixed monthly, quarterly, semi-annually or annual installments over a period of 10 years or less. The Participant may have the above selected distribution option paid in the form of cash, Company common stock or a combination of both.

         Generally, to the extent a Participant has not requested a distribution by the time he reaches age 70 1/2, required minimum distributions will be made consistent with the terms and conditions of the Plan and the requirements of the Internal Revenue Code of 1986, as amended (Code). Immediate lump sum distributions are made for accounts which do not exceed $5,000.

         A Participant who is under age 59 1/2 may make a withdrawal from amounts attributable to their after-tax contributions and, if applicable, their rollover contributions in the Plan and associated earnings. A Participant who is under age 59 1/2 and has less than five years of service who withdraws matched after-tax contributions will be suspended from Plan participation for six months.

         A Participant who is age 59 1/2 or older may make unlimited withdrawals from their pre-tax contributions, after-tax contributions, vested portion of prior Plan accounts, rollover account and the associated earnings.

         Forfeitures

         At December 31, 2002, forfeited nonvested accounts were approximately $2 million, which represent amounts forfeited prior to May 6, 2002. Such balances may be used to reduce future employer contributions and Plan expenses. Employer contributions or Plan expenses were not reduced by forfeited nonvested accounts during 2002.

         Administration

         The assets of the Plan are held in trust by The Northern Trust Company (Trustee). ADP Retirement Services is the recordkeeper for the Plan. The Benefits Committee of CenterPoint Energy, Inc. (Committee), appointed by the Board of Directors of the Company, is the plan administrator. The Committee retains an independent investment consultant to provide investment advice with respect to the Funds. The fees charged by the Trustee and the investment consultant are paid by the Trustee out of the Funds.

         Termination of the Plan

         Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA and must give written notice to the Trustee.

4.       INVESTMENTS

         The following presents investments that represent 5 percent or more of the Plan's net assets available for plan benefits.

                                                                                            DECEMBER 31,
                                                                                  --------------------------------
                                                                                      2002               2001
                                                                                  -------------      -------------
         Company common stock,  32,099,870 and 33,505,474 shares,
           respectively (see Note 1)                                              $ 272,848,895      $ 888,565,170
         Reliant Resources common stock,  18,379,761 shares (see
            Note 1)                                                                  58,815,235                 --
         Jennison Institutional Growth Equity Fund, 87,783,895 and
           117,799,885 shares, respectively                                          41,941,462         80,846,075
         Barclays Global Investors Equity Index Fund, 4,771,807 and
           6,021,681 shares, respectively                                            56,975,372         92,191,947
         PIMCO Total Return Fund, 8,940,412 and 5,483,293 shares,
           respectively                                                              95,394,193         57,355,246
         Northern Trust Collective Short-term Investment Fund, 122,256,087
           and 117,625,914 shares, respectively                                     122,256,087        117,625,914

         During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

              Mutual and institutional funds               $(107,677,873)
              Company common stock                          (540,537,009)
              Common stock                                    28,544,307
                                                           -------------
                                                           $(619,670,575)
                                                           =============

         As detailed above, the Plan has significant holdings of Company and Reliant Resources, Inc. common stock. As a result, the values of the Plan's investments are materially impacted by the price of these securities.

5.       NONPARTICIPANT-DIRECTED INVESTMENTS

         Information about the net assets available for plan benefits relating to nonparticipant-directed investments are as follows:

                                    ----------------------------------------- ---------------------------------------------
                                                DECEMBER 31, 2002                        DECEMBER 31, 2001
                                    ----------------------------------------- ---------------------------------------------
                                      ALLOCATED      UNALLOCATED       OTHER      ALLOCATED      UNALLOCATED       OTHER
                                        ESOP            ESOP                        ESOP            ESOP
         ASSETS
         Company common stock       $ 74,245,885    41,782,405    $         --   $237,406,165   $187,493,456   $        --

         Short-term investment
           funds in common or          1,809,896            --          54,275      1,595,435      3,368,260       562,481
           collective trusts

         Receivables:
         Dividends and interest            2,571           253           5,125          5,751          7,366         3,544

         Employer contributions          101,936            --              --             --             --            --
         Discretionary contributions  15,688,071   (15,688,071)             --     16,003,363    (16,003,363)    4,514,141
                                    ------------  ------------    ------------   ------------   ------------   -----------
           Total receivables          15,792,578   (15,687,818)          5,125     16,009,114    (15,995,997)    4,517,685
                                    ------------  ------------    ------------   ------------   ------------   -----------
              Total Assets            91,848,359    26,094,587          59,400    255,010,714    174,865,719     5,080,166
                                    ------------  ------------    ------------   ------------   ------------   -----------
         LIABILITIES
         Interest on ESOP loans
         from Company                         --       196,047              --             --        421,169            --
         ESOP loans from Company              --    60,953,717              --             --    130,947,291            --
         Other                             5,503            --              --          4,569             --            --
                                    ------------  ------------    ------------   ------------   ------------   -----------
              Total Liabilities            5,503    61,149,764              --          4,569    131,368,460            --
                                    ------------  ------------    ------------   ------------   ------------   -----------
         NET ASSETS AVAILABLE FOR
           PLAN BENEFITS            $ 91,842,856  $(35,055,177)   $     59,400   $255,006,145   $ 43,497,259   $ 5,080,166
                                    ============  =============   ============   ============   ============   ===========

         Information about the changes in net assets available for plan benefits relating to nonparticipant-directed investments for the year ended December 31, 2002 are as follows:

                                           ALLOCATED ESOP    UNALLOCATED       OTHER
                                                                ESOP
         INVESTMENT LOSS:
         Dividends                         $   9,817,332    $   6,591,760   $         --
         Interest                                 38,457            2,920         30,478
         Net depreciation of investments    (153,924,561)     (95,116,256)    (1,819,951)
                                           -------------    -------------   ------------
           Total investment loss            (144,068,772)     (88,521,576)    (1,789,473)
                                           -------------    -------------   ------------

         CONTRIBUTIONS:
         Participant contributions               388,739               --             --
         Employer contributions                  294,102       59,653,231             --
         Discretionary contributions          15,688,071      (15,688,071)            --
         Allocation of ESOP stock             32,670,010      (32,670,010)            --
                                           -------------    -------------   ------------
           Total contributions                49,040,922       11,295,150             --
                                           -------------    -------------   ------------
         Administrative expenses                    (934)        (100,000)      (494,527)
         Benefit payments                     (5,024,075)              --        (41,616)
         Interest on ESOP loans from
           Company                                    --       (8,977,070)            --
         Fund transfers                      (56,370,367)       7,751,060     82,846,470
         Transfer of Plan assets (Note 8)     (6,740,063)              --    (85,541,620)
                                           -------------    -------------   ------------
         CHANGE IN NET ASSETS AVAILABLE
           FOR PLAN BENEFITS                (163,163,289)     (78,552,436)    (5,020,766)

         NET ASSETS AVAILABLE FOR
           PLAN BENEFITS:
           BEGINNING OF PERIOD               255,006,145       43,497,259      5,080,166
                                           -------------    -------------   ------------
           END OF PERIOD                   $  91,842,856    $ (35,055,177)        59,400
                                           =============    =============   ============


         The following presents nonparticipant-directed investments that represent 5 percent or more of the Plan's net assets available for plan benefits.

                                                                                            DECEMBER 31,
                                                                                  --------------------------------
                                                                                      2002               2001
                                                                                  -------------      -------------
         Company common stock, 13,650,387 and 16,021,856 shares,
           respectively (see Note 1)                                              $ 116,028,290      $ 424,899,621

6.       TAX STATUS

         The Internal Revenue Service (IRS) determined and informed the Company by letter dated April 2, 2001 that the Plan, as amended and restated effective April 1, 1999 and as thereafter amended, was qualified and the trust fund established is tax-exempt under the appropriate sections of the Code. Although the Plan has been amended since receiving the determination letter, the plan administrator and the plan sponsor's counsel believe that the Plan is designed and is currently operated in compliance with the applicable requirements of the Code.

7.       RELATED PARTY TRANSACTIONS

         During 2002, the Plan purchased and sold shares of the Company's common stock and units of short-term investment funds managed by the Trustee as temporary investments (party-in-interest transactions) as shown below:
                                                                     2002
                                                                -------------
              Purchases    Company common stock                 $ 104,685,338
                           Reliant Resources common stock             299,443
                           Short-term funds                       537,335,777

              Sales        Company common stock                 $ 110,855,931
                           Reliant Resources common stock              41,341
                           Short-term funds                       532,705,597


8. TRANSFER OF PLAN ASSETS

         During 2002, the Plan transferred $110,750,488 in plan assets related to Resources Participants. The Committee believes that the asset transfer was a tax-exempt transaction under the Code.

                      CENTERPOINT ENERGY, INC. SAVINGS PLAN
              (FORMERLY RELIANT ENERGY, INCORPORATED SAVINGS PLAN)

                               SCHEDULE H, LINE 4I
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2002

                                                                SHARES             COST            CURRENT VALUE
                                                             ------------     --------------       -------------

Barclays Global Investors  Equity Index Fund                    4,771,807     $   79,196,170     $  56,975,372
Barclays Global Investors Russell 1000 Growth Index Fund        4,112,037         26,245,582        21,999,396
Barclays Global Investors Russell 1000 Value Index Fund         2,309,255         19,658,534        18,751,154
Barclays Global Investors Russell 2000 Index Fund                 292,405          2,726,282         2,722,289
Capital Guardian International (Non-U.S.) Equity Fund             751,487         20,851,630        16,119,393
Capital Guardian U.S. Small Capitalization Fund                 2,085,324         17,429,647        12,595,360
CenterPoint Energy, Inc. Common Stock*                         32,099,870        470,694,617       272,848,895
ICAP Mutual Fund Equity Portfolio                                 892,716         34,125,015        28,629,387
Janus Fund                                                      1,883,175         72,791,370        33,558,171
Jennison Institutional Growth Equity Fund                      87,783,895         84,954,742        41,941,462
Lazard International Equity Portfolio                           1,672,979         15,525,247        10,372,471
Loomis Sayles Fixed Income Fund                                 3,378,419         38,203,069        36,655,847
Northern Trust Collective Short-term Investment Fund*         122,256,087        122,256,087       122,256,087
PIMCO Total Return Fund                                         8,940,412         94,680,815        95,394,193
Reliant Resources, Inc. Common Stock*                          18,379,761         56,819,490        58,815,235
Selected American Shares Fund                                   1,458,661         52,583,360        37,210,439
Turner Mid-Cap Growth Fund                                        252,437          6,018,934         3,713,353
                                                                              --------------     -------------

TOTAL PLAN INVESTMENTS                                                        $1,214,760,591     $ 870,558,504
                                                                             ===============     =============

PARTICIPANT LOANS, INTEREST RATE 5.75% - 10.5% *                                                 $  42,834,395
                                                                                                 =============

* Party in interest

                      CENTERPOINT ENERGY, INC. SAVINGS PLAN
              (FORMERLY RELIANT ENERGY, INCORPORATED SAVINGS PLAN)

                               SCHEDULE H, LINE 4J
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2002

                                                                               CURRENT VALUE      NET GAIN OR
                                                                               ON TRANSACTION        (LOSS)
                           PURCHASE PRICE   SELLING PRICE   COST OF ASSET           DATE
                           --------------   -------------   ------------- -    --------------     --------------

SINGLE TRANSACTIONS

Northern Trust Collective
   Short-term Investment
   Fund *
     Purchase              $  81,349,647    $           --   $   81,349,647      $   81,349,647     $          --
     Sale                             --        81,616,242       81,616,242          81,616,242                --

SERIES OF TRANSACTIONS

Northern Trust Collective
   Short-term Investment
   Fund *
     Purchases-215           246,186,719                --      246,186,719         246,186,719                --
     Sales-288                        --       249,848,725      249,848,725         249,848,725                --

*    Party in interest

                                    SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                           CENTERPOINT ENERGY, INC. SAVINGS PLAN




                           By   /s/ DAVID McCLANAHAN
                                -----------------------------------------
                               (David M. McClanahan, Chairman of the
                                Benefits Committee of CenterPoint Energy, Inc.,
                               Plan Administrator)

June 27, 2003

                                 EXHIBIT INDEX


EXHIBIT NUMBER          DESCRIPTION
--------------          -----------

     23.1               Independent Auditors' Consent - Deloitte & Touche LLP

     99.1               Section 906 Certification of David M. McClanahan and
                        James S. Brian